Exhibit 3

FOR IMMEDIATE RELEASE	1 September 2014

WPP PLC (“WPP”)

Voting rights and Capital 29 August 2014

WPP confirms that its capital consists of 1,336,756,876 ordinary shares with voting rights.

WPP holds 19,233,440 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,317,523,436 shares.

The figure 1,317,523,436 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact

Feona McEwan, WPP	+ 44(0) 207 408 2204